Exhibit 99.8

News release…

Date: 22 April 2004
Ref: PR368g

Results of Voting at 2004 Annual General Meetings of Rio Tinto plc and Rio Tinto Limited

The Annual General Meetings of Rio Tinto plc and of Rio Tinto Limited were held on 7 April 2004 and 22 April 2004 respectively. All resolutions were passed by poll. The results are as set out below.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

The following resolutions, which were put to both Rio Tinto Limited and Rio Tinto plc shareholders on a poll at the respective Annual General Meetings, were subject to the joint electoral procedure and the aggregate of the joint polls were as follows:

	FOR	AGAINST

Adoption of Executive Incentive Plans	676,897,815	44,198,638
(Mining Companies Comparative Plan 2004 and Share Option Plan 2004)
(Resolution 2)

To elect Sir John Kerr as a director	749,903,063	14,345,742
(Resolution 4)

To re-elect Mr Leigh Clifford as a director	754,028,494	10,337,410
(Resolution 5)

To re-elect Mr Guy Elliott as a director	754,011,504	10,340,742
(Resolution 6)

To re-elect Sir Richard Sykes as a director	753,458,649	10,890,384
(Resolution 7)

To re-elect Sir Richard Giordano as a director	738,101,185	19,563,823
(Resolution 8)

Approval of remuneration report	736,284,714	18,190,150
(Resolution 9)

Re-appointment of the auditors of Rio Tinto plc and auditors remuneration	702,305,177	31,333,899
(Resolution 10)

Receipt of reports and financial statements	750,347,080	1,415,932
(Resolution 11)

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The following resolutions were passed at the Rio Tinto Limited meeting held on 22 April 2004, the results of the polls were as follows:

	FOR	AGAINST

Renewal of share buy-back authorities	160,223,955	178,691
(Resolution 1)

Approval of awards to directors under Executive Incentive and Share Savings Plans	149,039,683	12,148,746
(Resolution 3)

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com